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SEC 1746  POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE (11-02) NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
===============================================================================

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                                                 OMB APPROVAL
                                       -----------------------------------
                                           OMB Number: 3235-0145
                                       -----------------------------------
                                           Expires: December 31, 2005
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                                           hours per response. . . 11
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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*
                            SONOMAWEST HOLDINGS, INC.
===============================================================================
                                (Name of Issuer)
                           COMMON STOCK, NO PAR VALUE
===============================================================================
                         (Title of Class of Securities)
                                   835637 109
===============================================================================
                                 (CUSIP Number)
                                 ROGER S. MERTZ
                           333 BUSH STREET, SUITE 1700
                             SAN FRANCISCO, CA 94104
===============================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  JULY 30, 2003
===============================================================================
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 835637 109

===========================================================================================================================

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            ROGER S. MERTZ
===========================================================================================================================

         2. Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
            Instructions) (a)

            (b)

===========================================================================================================================

         3. SEC Use Only.........................................................................................[ ]
===========================================================================================================================

         4. Source of Funds (See Instructions).................................................................PF
===========================================================================================================================

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e)...............................................................................[ ]
===========================================================================================================================

         6. Citizenship or Place of Organization.........................................UNITED STATES OF AMERICA
================== ========================================================================================================

Number of Shares    7.  Sole Voting Power......................................................................57,110
Beneficially
Owned by Each
Reporting Person
With
                   ========================================================================================================

                    8.  Shared Voting Power.......................................................................-0-
                   ========================================================================================================

                    9.  Sole Dispositive Power.................................................................57,110
                   ========================================================================================================

                    10. Shared Dispositive Power..................................................................-0-
                   ========================================================================================================

===========================================================================================================================

         11. Aggregate Amount Beneficially Owned by Each Reporting Person................................57,110(1)
===========================================================================================================================

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)...................................................................................
===========================================================================================================================

         13. Percent of Class Represented by Amount in Row (11)...............................................5.1%
===========================================================================================================================

         14. Type of Reporting Person (See Instructions)........................................................IN
===========================================================================================================================

(1) Includes 29,955 shares owned directly, 25,000 shares issuable upon the exercise of stock options, and 2,155 shares held by Mr. Mertz as trustee and to which Mr. Mertz disclaims any beneficial interest.

ITEM 1.     SECURITY AND ISSUER

This statement relates to the common stock, no par value (the "Common Stock"), of SonomaWest Holdings, Inc. (the "Company"), whose offices are located at 2064 Highway 116 North, Sebastopol, CA 95472.

ITEM 2.     IDENTITY AND BACKGROUND

         (a) Roger S. Mertz;

         (b) 333 Bush Street, Suite 1700 San Francisco, California 94104;

         (c) Attorney-at-Law
             Allen Matkins Leck Gamble & Mallory LLP
             333 Bush Street, Suite 1700
             San Francisco, California 94104

         (d) None;

         (e) None; and

         (f) United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The directly held securities were purchased in the open market with personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

Mr. Mertz' directly held shares were acquired for investment purposes. The stock options were issued to Mr. Mertz by the Company in connection with Mr. Mertz' services as Chairman of the Board.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         (a)      Amount beneficially owned: 57,110 Percent of class: 5.1%

         (b)      Number of shares as to which the person has:

                  (i) Sole  power to vote or to direct  the vote:  57,110;

                 (ii) Shared power to vote or to direct the vote: -0-;

                 (iii)Sole power to dispose or to direct the  disposition of:
                      57,110; and

                 (iv) Shared  power to dispose  or to direct the  disposition of: -0-.

         (c) The following transactions took place within the past sixty days.


                    On July 30, 2003, Mr. Mertz was granted a stock option by the Company exercisable for up to 7,500 shares of Common Stock at a price of $5.05 per share on or prior to July 29, 2013.


         (d) Not applicable.


         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 24, 2000, Mr. Mertz was granted options to purchase 5,000 shares of Common Stock with an exercise price of $5.00 per share and an expiration date of April 24, 2010.

On July 17, 2001, Mr. Mertz was granted options to purchase 5,000 shares of Common Stock with an exercise price of $7.48 per share and an expiration date of July 17, 2011.

On July 31, 2002, Mr. Mertz was granted options to purchase 7,500 shares of Common Stock with an exercise price of $7.20 per share and an expiration date of July 30, 2012.

On July 30, 2003, Mr. Mertz was granted options to purchase 7,500 shares of Common Stock with an exercise price of $5.05 per share and an expiration date of July 29, 2013.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Roger S. Mertz, dated April 24, 2000 for 5,000 shares of Common Stock.

Exhibit 10.2 - Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Roger S. Mertz, dated July 17, 2001 for 5,000 shares of Common Stock.

Exhibit 10.3 - Form SonomaWest Holdings, Inc. 1996 Stock Option Plan - Stock Option Agreement, incorporated by reference from the Company's Registration Statement on Form S-8 filed on August 2, 1999.

Exhibit 10.4 Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Roger S. Mertz, dated July 31, 2002 for 7,500 shares of Common Stock.

Exhibit 10.5 Form Notice of Stock Option Grant between SonomaWest Holdings, Inc. and Roger S. Mertz, dated July 30, 2003 for 7,500 shares of Common Stock.

Exhibit 10.6 - Form SonomaWest Holdings, Inc. 2002 Stock Incentive Plan - Stock Option Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUST 7, 2003
--------------------------------------------
Date

/S/ ROGER S. MERTZ
--------------------------------------------
Signature

ROGER S. MERTZ
--------------------------------------------
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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